
05006698

sapa

05-03-14

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAR 2 1 2005
WASH. D.C. 185 SECTION

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 14 March 2005:

Annual General Meeting of Sapa AB (publ)

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Ekelund for

Magnus Wittbom
General Counsel

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

Enclosure

Sapa AB
Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet www.sapagroup.com

Sapa

Press Release

14 March 2005

Annual General Meeting of Sapa AB (publ)

The shareholders of Sapa AB (publ) are hereby invited to attend the Annual General Meeting on Tuesday, April 19th, 2005, at 4 p.m. at Nalen, Regeringsgatan 74, Stockholm. Registration will commence at 3 p.m. Light refreshments will be served before the meeting.

Notice of participation, etc.
Shareholders who wish to participate in the General Meeting must be registered as shareholders in the printout of the share register provided by VPC AB ("VPC") on Friday, April 8th, 2005, and notify the Company of their intention to participate in the General Meeting not later than 4 p.m. on Thursday, April 14th, 2005.

Notice of participation should be given by mail to Sapa AB, Legal Department, PO-Box 5505, SE-114 85 Stockholm, Sweden, or by telephone to +46-8-459 59 00, or by telefax to +46-8-459 59 50 or on Sapa's web site on the internet www.sapagroup.com

The shareholder´s notice of participation in the General Meeting, shall include shareholder´s name/corporate name, personal identity number/corporate registration number, name of proxy or assistant, telephone number and the address to which the admission card to the General Meeting shall be sent. Proxies, registration certificates and other documents of authorisation shall, in order to facilitate admission to the General Meeting, be with the Company at the above address not later than Thursday, April 14th, 2005. The admission card to the General Meeting should be received by shareholders by Monday, April 18th, 2005.

How to be recorded in the share register
The share register of the Company is maintained by VPC. The shares are recorded in the share register either in the owner´s name or in the name of a trustee. In addition to notifying the Company as stated above, shareholders must ensure that the shares are registered in their own name on Friday, April 8th, 2005, in order to be eligible to participate in the General Meeting. To ensure that shares which are registered in the name of a trustee are re-registered in the shareholder´s own name prior to this date, shareholders should request their trustees to effect a temporary voting-right registration via VPC in sufficient time prior to said date.

Meeting agenda

1. Opening of the General Meeting and election of chairman to preside over the Meeting
2. Approval of the Agenda
3. Preparation and approval of the voting list

4. Election of two persons to check the minutes
5. Determination of whether the General Meeting has been duly convened.
6. Presentation by the CEO
7. Presentation of the annual report and auditors´ report for the Parent Company and the Group
8. Approval of the income statements and balance sheets for the Parent Company and the Consolidated Group
9. Adoption of the disposition to be made of the Company's profits as shown in the balance sheet as adopted by the General Meeting, and adoption of a record date for the right to receive dividend
10. Decision regarding discharge from liability of the members of the Board of Directors and the Managing Director
11. Decision regarding the number of members and deputy members of the Board of Directors to be elected by the General Meeting
12. Determination of the remuneration to the Board of Directors and the auditors
13. Election of members and deputy members of the Board of Directors
14. Election of auditors
15. Miscellaneous matters

Dividend, etc

The Board of Directors proposes to the General Meeting that it approves a dividend of SEK 5:50 per share. Friday, April 22nd, 2005 is proposed as the record date for which shareholders are entitled to receive dividend. Subject to approval hereof by the Annual General Meeting, the dividend will be distributed by VPC on Wednesday, April 27th 2005.

The annual report will, as from March 31st 2005 be available for distribution in printed format. The annual report will be available as a pdf-file on the on the web site www.sapagroup.com as from March 21st 2005.

Stockholm in March 2005
Sapa AB (publ)
The Board of Directors

Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa has a turnover of approximately 14 billion SEK, with 7,900 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on the O-list, Observation Section, of Stockholmsbörsen.

Further information about Sapa can be found on our web site www.sapagroup.com